                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                      Mitchell Bancorp, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     606503100
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 November 18, 1996
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 10 Pages
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CUSIP No. 606503100

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                 12,190
Shares         8.  Shared Voting
Beneficially       Power                             85,690*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                             12,190
ing Person     10. Shared Dispositive
with               Power                             85,690*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  97,880*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                            9.98%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.















                            Page 2 of 10 Pages
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CUSIP No. 606503100

1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             97,880*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             97,880*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  97,880*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             9.98%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F2>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement, Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 12,190 shares of the Company's Common Stock, par value $.01 per share, held in the name of her husband, Jerome H. Davis.











                             Page 3 of 10 Pages
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The Statement on Schedule 13D (the "Statement") of Jerome H. Davis,
with respect to the Common Stock, par value $.01 per share (the
"Common Stock"), of Mitchell Bancorp, Inc., a North Carolina corporation ("Mitchell") is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of Mitchell. However, based on Mr. Davis' review of Mitchell's financial results for the quarter ending September, 1996, Mr. and Mrs. Davis now believe that Mitchell must consider several options which will enhance shareholder value, including a merger transaction. This view along with Mr. Davis' several concerns regarding Mitchell's poor financial performance are discussed in his November 18, 1996 letter to Mitchell's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding Mitchell's poor financial results:

          1) Inferior Rate of Earnings. Excluding the SAIF charge, Mitchell's earnings for the September quarter reflect an earnings rate of only $.13 per share, and an annualized rate of only $.52 per share. Such earnings do not support Mitchell's current stock price of $12.25 per share, which is very rich at 23.6 times earnings. The value of the Common Stock must be enhanced in other ways.

          2) Full Valuation of Common Stock. The Common Stock trades at 82% of its book value of $14.93 per share. Other steps must be taken to improve the price of the Common Stock, since it already reflects its "full" value.

          3) Substandard return on equity. Mitchell's current book value per share of $14.93 along with its expected earnings of $.52 produce a ROE of just 3.5%. This amount similarly does not support an increase in the price of the Common Stock. Mr. Davis cautions that when a ROE does not exceed an institution's passbook rate, shareholders will suffer.

          4) Excessive Capital Ratio. Mitchell maintains an enormous capital ratio of 39.8%. Such a ratio supports an immediate increase in Mitchell's regular yearly dividend rate of $.40 per share (which reflects a current yield of only 3.27%). More significantly, it justifies a special dividend of $7.00 to $10.00 per share. Numerous thrifts have already issued special

                        Page 4 of 10 Pages
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dividends between $3.00 and $10.00.  For example, Hillsborough
Savings in North Carolina recently announced a special dividend of $7.00 per share, based on its capital ratio of 28.2% - just 70% of Mitchell's capital ratio. Mr. Davis questions whether Mitchell has entered into an agreement with regulators to not issue a special dividend for at least a year.

          5)   Lack of share repurchase.  The price (discount to
book) of the Common Stock and Mitchell's capital ratio warrant a substantial share repurchase. Mr. Davis notes that Mitchell will have been public for 6 months in January, 1997 and requests that its Board of Directors state its position on a share repurchase.

          6) Excessive NPA. Although Mitchell's NPAs are down 86 basis points from March, 1996, they are still extremely elevated at 2.54%. Mr. Davis asks Mitchell's Board of Directors to identify the steps it is taking to reduce this figure below 1.00%.

          Mr. Davis concludes his letter by strongly advising Mitchell to explore opportunities to merge with a larger financial institution upon its one year anniversary, if it can not triple its substandard 3.5% return on equity. Mr. Davis states that such a transaction would produce a substantial premium over the current price of the Common Stock of $12.25 per share. However, Mitchell's first step should be to substantially reduce its capital, such as through a special dividend of $9.25 per share, which still leaves a capital ratio of 15.1%.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   Materials to be filed as Exhibits.

          Item 7 of the Statement is hereby supplemented by the addition of the following:

          "2. Letter dated November 18, 1996 from Jerome H. Davis to the Board of Directors of Mitchell Bancorp., Inc."









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Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    11/19/96       Jerome H. Davis
                      Date           (Signature)

                    11/19/96       Susan B. Davis
                      Date           (Signature)






































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